Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

Mereo BioPharma Enters into a $5 Million Convertible Equity Financing with Novartis and Announces a Securities Purchase Agreement with Aspire Capital Fund, LLC for up to $28 Million

London and Redwood City, Calif., February 10, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or the “Company,” a clinical stage biopharmaceutical company focused on rare diseases, today announced that it has entered into a $5 million convertible equity financing with Novartis Pharma (AG) (“Novartis”) and concurrently entered into a Securities Purchase Agreement to issue up to $28 million of the Company’s ordinary shares exchangeable for American Depositary Shares (“ADSs”), including a $3 million initial purchase, with Aspire Capital Fund, LLC (“Aspire Capital”), a Chicago-based institutional investor. Proceeds from these transactions are intended to be used by Mereo for general corporate purposes, including clinical trial activity and working capital.

“These transactions provide us with an efficient and flexible source of capital as we continue to prepare for our upcoming Type B End-of-Phase 2 meeting with the FDA to discuss the positive data from our recently-completed Phase 2b ASTEROID study with setrusumab in adult patients with osteogenesis imperfecta (“OI”), as well as our proposed pivotal study design in pediatric OI patients. The EMA supports the initiation of the planned pivotal pediatric Phase 3 study in Europe on the basis of the previously approved pediatric investigational plan (PIP),” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “We are very pleased to have secured financing from both Novartis and Aspire, and we look forward to the continued advancement of our pipeline in 2020.”

About the Novartis Convertible Equity Financing

Under the terms of the convertible equity financing, Novartis will purchase $5 million in a convertible loan note (the “Loan Note”). The Loan Note is convertible at any time at a fixed price of £0.265 per ordinary share. The maturity of the Loan Note is three years from issuance, and it bears an interest rate of 6% per annum. In connection with the Loan Note issuance, the Company also issued a warrant instrument to Novartis to purchase up to 1,449,614 of the Company’s ordinary shares, which are exercisable at an exercise price of £0.265 per ordinary share at any time before the close of business on February 10, 2025. The Loan Note will be subordinate to Mereo’s outstanding loan agreement with Silicon Valley Bank and Kreos Capital.

About the Aspire Capital Securities Purchase Agreement

Under the terms of the Securities Purchase Agreement (the “Agreement”), Aspire Capital has made an initial investment of $3 million to purchase 11,432,925 of the Company’s ordinary shares (equivalent to 2,286,585 ADSs) at a price equivalent to $1.31 per ADS, which represents a 16% discount over Mereo’s ADS closing stock price of $1.56 on February 8, 2020. Under the terms of the Agreement, Aspire Capital has also committed to subscribe at Mereo’s request from time to time during a 30-month period for up to an additional $25 million of Mereo’s ordinary shares exchangeable for ADSs at prices based on the ADS market price at the time of each sale. There are no warrants, derivatives, or other share classes associated with the Agreement and Mereo will retain full control over the timing of any subscriptions to be made under the Agreement and the amount of ordinary shares to be subscribed by Aspire Capital. Further, there are no restrictions on future financings and there are no financial covenants, participation rights, rights of first refusal, or penalties in the Agreement. Mereo has the right to terminate the Agreement at any time, at its discretion, without any additional cost or penalty. In consideration for Aspire Capital’s initial investment and its commitment to purchase up to an additional $25 million ADSs, Mereo has agreed to pay Aspire Capital a commission to be satisfied wholly by the issue to Aspire Capital of a further 2,862,595 of the Company’s ordinary shares (equivalent to 572,519 ADSs).Additional detail regarding the Loan Note, the Agreement and the related registration rights agreement is set forth in Mereo’s Report on Form 6-K filed today with the SEC.

Related Party Transactions

As at February 10, 2020, Novartis holds approximately 16.03% of Mereo’s issued and outstanding ordinary share capital and as such is considered to be a related party of the Company as defined by the AIM Rules. The convertible equity financing with Novartis therefore constitutes a related party transaction pursuant to AIM Rule 13.

The Directors of Mereo, having consulted with the Company’s nominated adviser, Cantor Fitzgerald Europe, consider the terms of the convertible equity financing are fair and reasonable insofar as its shareholders are concerned.

Following completion of these transactions, the Company continues to explore additional equity funding and partnering transactions for its pipeline with third parties to extend the current forecasted cash runway from mid-2020 and to fund the initiation of the planned pivotal Phase 3 study for setrusumab in pediatric patients with osteogenesis imperfecta (OI) following the upcoming Type B End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) this quarter.

Admission and Total Voting Rights

Application has been made for 14,295,520 new ordinary shares of £0.003 each (the “New Shares”) to be admitted to trading on AIM (“Admission”) in connection with Aspire Capital’s initial investment and it is expected that Admission will take place at 8.00 a.m. (BST) on February 11, 2020. These New Shares will rank pari passu with the existing ordinary shares in the capital of the Company.

The New Shares represent approximately 12.7% of the enlarged issued share capital of Mereo. Following Admission, the total number of shares in issue will be 112,255,142 ordinary shares of £0.003 each, each with voting rights, none of which are held in treasury. Therefore, the total number of voting rights in the Company will be 112,255,142. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or to notify a change to their interest in, the issued share capital of Mereo, pursuant to the Disclosure Guidance and Transparency Rules.

The information contained in this press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there by any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referenced in this press release have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration statement requirements of the Securities Act of 1933.

About Aspire Capital Fund, LLC

Aspire Capital Fund, LLC is a Chicago-based, long-only investment fund focused on making open market and direct equity investments in publicly traded companies. Aspire Capital Fund, LLC is managed by Aspire Capital Partners, LLC. Aspire Capital is principally focused on investing in healthcare.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s strategy is to selectively acquire product candidates for rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose ranging study in adult patients with osteogenesis imperfecta (“OI”). Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo’s broader pipeline consists of additional clinical-stage product candidates; acumapimod for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), leflutrozole for the treatment of hypogonadotropic hypogonadism (“HH”) in obese men, and etigilimab for patients with advanced or metastatic solid tumors.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon General Counsel

The information contained in this Announcement is for information purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this Announcement or its accuracy, fairness or completeness.

This Announcement does not constitute a prospectus or offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of the Company or other evaluation of any securities of the Company or any other entity and should not be considered as a recommendation that any investor should subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any such securities.

Forward-Looking Statements

This Announcement contains “forward-looking statements.” All statements other than statements of historical fact contained in this Announcement are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

Factors that could cause actual results to differ materially from those in the forward-looking statements include risks relating to unanticipated costs, liabilities or delays; failure or delays in research and development programs, including expected timing of topline data for the Phase 2 proof-of-concept clinical trial evaluating the Company’s second lead product candidate, alvelestat, in patients with alpha-1 antitrypsin deficiency; the safety and efficacy of the Company’s product candidates and the likelihood of clinical data to be positive and of such product candidates to be approved by the applicable regulatory authorities; unanticipated changes relating to competitive factors in the Company’s industry; risks relating to the Company’s capitalization, resources and ownership structure, including as a result of circumstances affecting the Company’s former principal shareholder; the availability of sufficient resources for company operations and to conduct or continue planned clinical development programs, including the Company’s ability to continue as a going concern; changes in law or regulations affecting the Company.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in its Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission (the “SEC”) and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)
Lisa Burns	+01 (0) 212 213 0006
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)
Simon Conway
Ciara Martin	+44 (0)20 3727 1000

Investors:

investors@mereobiopharma.com

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